July 16, 2018
VIA EDGAR
Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Senior Housing Properties Trust (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 10, 2018
File Nos. 1-15319
Dear Ms. Sobotka:
The Company is writing in response to your letter dated July 3, 2018. For your convenience, your original comments appear below in bold text and are followed by the Company’s responses.
Form 10-K for the fiscal year ended December 31, 2017
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations and Normalized Funds From Operations, page 85

1.
We note that you reconcile funds from operations (FFO) from net income attributable to common shareholders and it appears FFO represents FFO attributable to common shareholders. In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to common shareholders. This comment is also applicable to the extent this measure is presented in your earnings release filed on Form 8-K.

Response: In future filings and earnings releases, to the extent this measure is presented therein, the Company will label funds from operations (“FFO”) as FFO attributable to common shareholders, and normalized funds from operations (“Normalized FFO”) as Normalized FFO attributable to common shareholders.

Ms. Shannon Sobotka
July 16, 2018

Form 10-Q for the quarterly period ended March 31, 2018
Note 2. Recent Accounting Pronouncements, page 4

2.
Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 as it relates to your residents fees and services revenues. We note these revenues represent approximately 37% of total revenues for the periods presented.

Response: As it relates to our residents fees and services revenues, the Company considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 as necessary to satisfy the objective of the disclosure requirements as stated in ASC 606-10-50-1.
As disclosed in “Note 2. Recent Accounting Pronouncements” on page 4 of the Company’s Form 10-Q for the quarterly period ended March 31, 2018, a substantial portion of the Company’s resident fees and services relates to contracts with residents for housing services that are generally short term in nature and fall under ASC 840, Leases, which are specifically excluded from the scope of ASC 606.
The Company also disclosed that the adoption of ASU No. 2014-09 did not have a material impact on the amount or timing of its revenue recognition in our condensed consolidated financial statements. Any non-lease component of residents fees and services revenue relates to services provided to residents which are generally completed by the end of the reporting period, leaving little uncertainty or significant judgments about the amount or timing of revenue recognition. Therefore, the Company did not believe additional disclosure regarding these revenues would be meaningful to users of its financial statements.
* * *
Please call me at (617) 796-8223 if you have any questions or require additional information.

Sincerely,
SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer